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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obli-gations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Apollo Investment Fund IV, L.P.
     (see attached)
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     Two Manhattanville Road
--------------------------------------------------------------------------------
                                    (Street)

     Purchase                         NY                    10577
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     CD Radio, Inc. ("CDRD")

________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     10/99

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by More than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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
*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
                                                                     Page 1 of 4
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Series B Preferred
Stock, par value
$.001  1/ 2/        $30.00  10/13/99   P       650,000      Present  11/15/11 Common  2,166,667 $65,000,000 650,000  D
                                                                              Stock     1/ 2/
------------------------------------------------------------------------------------------------------------------------------------
Series B Preferred
Stock Put (obli-
gation to buy) 3/   $30.00  10/13/99   X             650,000  3/     9/30/99  Common  2,166,667 $65,000,000   0      D
                                                                       3/     Stock       3/
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
Explanation of Responses:


1/ The amount reported relates to 650,000 shares of 9.2% Series B Junior Cumulative Convertible Preferred Stock of CD Radio Inc. (the "Company") which are convertible into 2,166,667 shares of Common Stock of the Company. This amount includes 34,284 shares of Series B Preferred Stock owned by Apollo Overseas Partners IV, L.P. ("Overseas IV") which are convertible into 114,280 shares of Common Stock.

2/ Apollo Advisors IV, L.P. ("Advisors"), the managing general partner of Apollo Investment Fund IV, L.P. ("AIF IV"), is also the managing general partner of Overseas IV. Apollo Capital Management IV, Inc. ("Capital Management IV") is the general partner of Advisors IV. Leon D. Black and John J. Hannan are the directors and principal executive officers of Capital Management IV. Apollo Management IV, L.P. ("Management IV") serves as manager to AIF IV and to Overseas IV. AIF IV Management, Inc., ("AIF IV Management") is the general partner of Management IV. Each of Advisors, AIF IV, Overseas IV, Capital Management IV, Management IV, AIF IV Management and Messrs. Black and Hannan and their respective affiliates disclaims beneficial ownership of all shares of the Company in excess of their respective pecuniary interests, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, any such securities for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

3/ Pursuant to that certain Stock Purchase Agreement, dated as of November 13, 1998, by and among the Company and AIF IV and Overseas IV (the "Purchasers"), the Purchasers granted to the Company an option (the "Option") to require the Purchasers to purchase (the "Purchase"), subject to certain conditions, including there being no material adverse changes in or prospectively affecting the business, management or condition, financial or otherwise, of the Company and its subsidiaries, taken as a whole, at any time before September 30, 1999, for an aggregate purchase price of $65,000,000, an aggregate of 650,000 shares of Series B Preferred Stock, par value $.001, of the Company. The Company exercised the Option prior to its expiration, and the Purchase was completed on October 13, 1999.
     The 650,000 shares of Series B Preferred Stock are convertible into 2,166,667 shares of Common Stock of the Company at any time prior to November 15, 2011. In addition to the shares reported hereon, the Purchasers collectively hold 1,350,000 shares of 9.2% Series A Junior Cumulative Convertible Preferred Stock par value $.001 per share of the Company, which shares are convertible into 4,500,000 Shares of Common
     Stock of the Company at any time prior to November 15, 2011.


          APOLLO INVESTMENT FUND IV, L.P.

             By:  APOLLO ADVISORS IV, L.P., its General Partner

                  By:  APOLLO CAPITAL MANAGEMENT IV, INC., its General Partner


                  /s/ Michael D. Weiner                    November 9, 1999
                  ---------------------------------        ---------------------
                  **Signature of Reporting Person           Date
                    Name:   Michael D. Weiner
                    Title:  Vice President


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            Joint Filer Information


Name:       Apollo Overseas Partners IV, L.P.

Address:    c/o Apollo Advisors IV, L.P.
            Two Manhattanville Road
            Purchase, New York  10577

Designated Filer:  Apollo Investment Fund IV, L.P.

Issuer & Ticker Symbol    CD Radio, Inc. ("CDRD")

Date of Event Requiring Statement:  10/13/99

Signature:  APOLLO OVERSEAS PARTNERS IV, L.P.

            By:  Apollo Advisors IV, L.P., general partner
            By:  Apollo Capital Management IV, Inc., general partner



            By:  /s/ Michael D. Weiner
                 ------------------------------
            Name:   Michael D. Weiner
            Title:  Vice President

                            Joint Filer Information


Name:       Apollo Advisors IV, L.P.

Address:    Two Manhattanville Road
            Purchase, New York  10577

Designated Filer:  Apollo Investment Fund IV, L.P.

Issuer & Ticker Symbol    CD Radio, Inc. ("CDRD")

Date of Event Requiring Statement:  10/13/99

Signature:  APOLLO ADVISORS IV, L.P.

            By:  Apollo Capital Management IV, Inc., general partner


            By:  /s/ Michael D. Weiner
                 ------------------------------
            Name:   Michael D. Weiner
            Title:  Vice President








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